Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-287044

Prospectus Supplement No. 1

(To Prospectus dated September 30, 2025)

CLASSOVER HOLDINGS, INC.

17,249,987 SHARES OF CLASS B COMMON STOCK UNDERLYING WARRANTS

9,165,000 SHARES OF CLASS B COMMON STOCK HELD BY FORMER AFFILIATES

6,535,014 SHARES OF CLASS B COMMON STOCK UNDERLYING CLASS A COMMON STOCK

522,801 SHARES OF CLASS B COMMON STOCK UNDERLYING SERIES A PREFERRED STOCK

23,452,158 SHARES OF CLASS B COMMON STOCK UNDERLYING SERIES B PREFERRED STOCK

___________________________

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated September 30, 2025 (the “Prospectus”) relating to the issuance by Classover Holdings, Inc., a Nevada corporation (the “Company,” “Classover,” “we,” “us,” “our” or other similar phrases), of up to 17,249,987 shares of Class B common stock, par value $0.0001 per share (the “Common Stock”), of Classover that are issuable upon the exercise of up to 17,249,987 warrants (the “Public Warrants”) originally issued in the initial public offering of units of Battery Future Acquisition Corp. (“BFAC”), which such Public Warrants were assumed by us upon consummation of the Business Combination (as defined in the Prospectus).

In addition, the Prospectus also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to (A) 6,535,014 shares of Common Stock reserved for issuance upon conversion of an aggregate of 6,535,014 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issued to Hui Luo, the Company’s Chief Executive Officer, (B) 8,625,000 Founder Shares (as defined in the Prospectus) originally issued at a price of approximately $0.003 per share prior to BFAC’s initial public offering, (C) 540,000 shares of Common Stock issued to certain former affiliates of BFAC, (D) 522,801 shares of Common Stock reserved for issuance upon conversion of Series A preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), issued to Ms. Luo, and (E) 23,452,158 shares of Common Stock reserved for issuance upon conversion of an aggregate of 5,000 shares of Series B preferred stock, par value $0.0001 per share (“Series B Preferred Stock”), of the Company issued to the PIPE Investor (as defined in the Prospectus), from time to time, through any means described in the section entitled “Plan of Distribution.”

We will not receive any proceeds from the sale or issuance of shares of our Common Stock except with respect to amounts received by us upon exercise of the Public Warrants to the extent such Public Warrants are exercised for cash, which amount of aggregate proceeds, assuming the exercise of all Public Warrants for cash, could be up to approximately $198.4 million. Any amounts we receive from such exercises will be used for working capital and other general corporate purposes.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of shares of Common Stock and Warrants that may be sold by them and the times and manner in which they may offer and sell the shares of Common Stock and Warrants under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our Common Stock and Public Warrants are traded on the Capital Market of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “KIDZ” and “KIDZW,” respectively. On March 4, 2026, the last reported sale price of our Common Stock on Nasdaq was $0.0961 per share and the last reported sale price of our Public Warrants on Nasdaq was $0.0144.

This Prospectus Supplement No. 1 is being filed to include the information set forth in the Current Report on Form 8-K filed on March 5, 2026, which is set forth below. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement No. 1. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any other amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 14 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

___________________________

The date of this Prospectus Supplement No. 1 is March 5, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2026

CLASSOVER HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	001-42588	99-2827182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

450 7th Avenue, Suite 905, New York, NY	10123
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 345-9588

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class B Common Stock, $0.0001 par value per share	KIDZ	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class B Common Stock, each at an exercise price of $11.50 per share	KIDZW	The Nasdaq Stock Market LLC

Item 3.03. Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K (this “Current Report”) is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 20, 2026, the Company’s board of directors approved a reverse stock split of the Company’s outstanding Class A common stock and Class B common stock (the “Reverse Split”) at a ratio of 1-for-50, as well as an associated reduction in the number of shares of Class A common stock and Class B common stock the Company is authorized to issue (the “Reduction in Authorized Common Stock”) from 50,000,000 shares of Class A common stock to 1,000,000 shares of Class A common stock and 2,000,000,000 shares of Class B common stock to 40,000,000 shares of Class B common stock.

On March 4, 2026, in order to effect the Reverse Split and the Reduction in Authorized Common Stock, the Company filed a certificate of amendment to its certificate of incorporation, as amended, pursuant to which the Reverse Split and the Reduction in Authorized Common Stock will become effective on March 9, 2026, at 12:01 a.m. Eastern Time (the “Effective Time”).

Reasons for the Reverse Split

The Company is effecting the Reverse Split in order to regain compliance with the continued listing requirements for the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”).

As previously disclosed, on November 21, 2025, the Company received a notice from the Listing Qualifications Department of Nasdaq stating that, for the prior 30 consecutive business days (through November 20, 2025), the bid price of the Company’s Class B common stock had been below the minimum bid price of $1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2). The notice stated that the Company would be afforded 180 calendar days (until May 20, 2026) to regain compliance. In order to regain compliance, the bid price of the Company’s Class B common stock must be at least $1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance within the 180-day period, the Company may be eligible for up to an additional 180 days to regain compliance, subject to the Company meeting certain requirements. If the Company is unable to cure the bid price deficiency within the time periods provided to it under the Nasdaq rules, the Company’s securities will be subject to delisting.

By effecting the Reverse Split, the Company expects that the closing bid price of the Class B common stock will increase above the $1.00 per share requirement to regain compliance with the minimum bid price requirement. Although no assurances can be provided, the Company further believes that Reverse Split will enable the Company to maintain its Nasdaq listing.

Effect of the Reverse Split and the Reduction in Authorized Common Stock

Effective Time; Symbol; CUSIP Number

The Reverse Split will become effective at the Effective Time and the Class B common stock will began trading on a split-adjusted basis at the open of business on March 10, 2026. In connection with the Reverse Split, the CUSIP number for the Class B common stock will change to 182744 201. The trading symbol for the Company’s Class B common stock, “KIDZ,” will remain unchanged.

Split Adjustment; Treatment of Fractional Shares

At the Effective Time, the total number of shares of common stock held by each stockholder of the Company will be converted automatically into the number of shares of Class A common stock and Class B common stock equal to the number of issued and outstanding shares of Class A common stock and Class B common Stock held by each such stockholder immediately prior to the Reverse Split divided by 50. The Company will issue one whole share of the post-Reverse Split common stock to any stockholder of record who otherwise would have been entitled to receive a fractional share as a result of the Reverse Split. As a result, no fractional shares will be issued in connection with the Reverse Split and no cash or other consideration will be paid in connection with any fractional shares that would otherwise have resulted from the Reverse Split.

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Also at the Effective Time: (i) all warrants of the Company outstanding immediately prior to the Reverse Split will be adjusted by dividing the number of shares of Class B common stock into which such warrants are exercisable by 50 and multiplying the exercise price thereof by 50, all in accordance with the terms of the warrants and subject to rounding pursuant to such terms; (ii) all the convertible securities of the Company outstanding immediately prior to the Reverse Split, including the Company’s convertible preferred stock and the Company’s convertible notes, will be adjusted in accordance with the terms of the agreements or arrangements governing such convertible securities and subject to rounding pursuant to such terms; and (iii) the number of shares of Class B common stock reserved for issuance under the Company’s long-term incentive equity plans, as well as the other amounts expressed in a number of shares set forth in such plans, will be proportionately adjusted.

Effect on Capitalization

As a result of the Reduction in Authorized Common Stock, the Company will be authorized to issue 1,000,000 shares of Class A common stock and 40,000,000 shares of Class B common stock after the Reverse Split.

Certificated and Non-Certificated Shares

Stockholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Reverse Split will automatically be reflected in their brokerage accounts.

Stockholders holding paper certificates may send the certificates to the Company’s transfer agent and registrar, Continental Stock Transfer & Trust Company (“Continental”) at the address set forth below. Continental will issue a new stock certificate reflecting the Reverse Split to each requesting stockholder. Continental can be contacted at:

Continental Stock Transfer & Trust Company

Reorganization Department

1 State Street, 30th Floor

New York, NY 10004-1561

(917) 262-2378

Additional Information

The above description of the Charter Amendment and the Reverse Split is qualified in its entirety by reference to the Charter Amendment, a copy of which is attached to this Current Report as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
3.1	Certificate of Amendment.
99.1	Press release.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report, including Exhibit 99.1 attached hereto, contains certain forward-looking statements that involve substantial risks and uncertainties. When used herein, the terms “anticipates,” “expects,” “estimates,” “believes,” “will” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements.

Forward-looking statements in this Current Report, including Exhibit 99.1 attached hereto, involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based upon management’s best estimates based upon current conditions and the most recent results of operations. These risks, uncertainties and other factors include, but are not limited to, those set forth herein and in the other documents filed by the Company with the Securities and Exchange Commission, each of which could adversely affect our business and the accuracy of the forward-looking statements contained herein. The Company’s ability to maintain its listing on Nasdaq and its actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLASSOVER HOLDINGS, INC.

Dated: March 5, 2026	By:	/s/ Hui Luo
Hui Luo
Chief Executive Officer

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EXHIBIT 3.1

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).

2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.

3. Indicate the number of authorized shares and par value, if any of each class or series after the change.

4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.

5. Indicate provisions, if any, regarding fractional shares that are affected by the change.

6. NRS required statement.

7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.

8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: Classover Holdings, Inc. Entity or Nevada Business Identification Number (NVID): NV20253499248
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 50,000,000 shares of Class A common stock, par value $0.0001 per share, and 2,000,000,000 shares of Class B common stock, par value $0.0001 per share. 10,000,000 shares of Preferred Stock, par value $0.0001 per share.
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 1,000,000 shares of Class A common stock, par value $0.0001 per share, and 40,000,000 shares of Class B common stock, par value $0.0001 per share. 10,000,000 shares of Preferred Stock, par value $0.0001 per share.
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: Each fifty (50) shares of the corporation's common stock, issued and outstanding immediately prior to the effective time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A common stock or Class B common stock, as applicable.
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: No fractional shares of common stock will be issued in connection with the reverse stock split. Stockholders that would hold a fractional share of common stock as a result of the reverse stock split will have such fractional shares of common stock rounded up to the nearest whole share of common stock.
6. Provisions:	Shareholder approval is not required pursuant to NRS 78.207(1).
7. Effective date and time: (Optional)	Date: March 9, 2026 Time: 12:01am EST (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	X [signature] Signature of Officer — Title: CEO — Date: March 4, 2026

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.

Page 1 of 1
Revised: 8/1/2023

EXHIBIT 99.1

Classover Announces Reverse Stock Split

NEW YORK, March 5, 2026 – Classover Holdings Inc. (NASDAQ: KIDZ) (“Classover” or the “Company”), a leading provider in K-12 educational AI, today announced it will conduct a 1-for-50 reverse stock split of its Class A common stock and Class B common stock. The reverse stock split will become effective on March 9, 2026, at 12:01 a.m. Eastern Time. The Company’s Class B common stock will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “KIDZ” and will begin trading on a split-adjusted basis at the opening of the market on March 10, 2026. The reverse stock split is intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining the listing of its Class B common stock on Nasdaq.

The reverse stock split was approved by the Company’s Board of Directors in accordance with the Nevada Revised Statutes on February 20, 2026. As of the effective time of the reverse stock split, the authorized shares of Class A common stock and Class B common stock will be reduced from 50,000,000 shares of Class A common stock to 1,000,000 shares of Class A common stock and 2,000,000,000 shares of Class B common stock to 40,000,000 shares of Class B common stock.  As a result of the reverse split, the number of outstanding shares of Class A common stock as of March 4, 2026 would be reduced from 6,535,014 to 130,700 and the number of outstanding shares of Class B common stock as of March 4, 2026 would be reduced from 54,886,572 to 1,097,731.

As a result of the reverse stock split, the number of shares of common stock available for issuance under the Company’s equity incentive plans immediately prior to the reverse stock split will be proportionately reduced. In addition, the exercise prices of and number of shares subject to the Company’s outstanding warrants, and the conversion prices of the Company’s outstanding convertible securities, will likewise be proportionately adjusted in accordance with their respective terms.

No fractional shares of common stock will be issued in connection with the reverse stock split. Stockholders that would hold a fractional share of common stock as a result of the reverse stock split will have such fractional shares of common stock rounded up to the nearest whole share of common stock.

The new CUSIP number for the Class B common stock following the reverse stock split is 182744 201.

About Classover

Classover Holdings Inc. (NASDAQ:KIDZ) is a pioneering AI EdTech company transforming vast live teaching experience into proprietary, AI-powered learning systems. By integrating artificial intelligence with blockchain verification, Classover is building the next generation of global education infrastructure—making learning outcomes measurable, verifiable, and borderless.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Classover’s current beliefs, expectations and assumptions regarding the future of Classover’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Classover’s control including, but not limited to: Classover’s ability to execute its business model, including obtaining market acceptance of its products and services; the risk that the price of SOL, which has historically been subject to dramatic price fluctuations and is highly volatile, could fall substantially negatively impacting Classover’s financial condition and results of operations; Classover’s financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder; Classover’s ability to maintain the listing of its securities on Nasdaq; changes in Classover’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans; Classover’s ability to attract and retain a large number of customers; Classover’s future capital requirements and sources and uses of cash; regulatory changes related to crypto assets; fluctuations in the price of crypto assets; risks related to the custody of crypto assets, including security risks; Classover’s ability to attract and retain key personnel; Classover’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; changes in applicable laws or regulations; and the possibility that Classover may be adversely affected by other economic, business, and/or competitive factors. These risks and uncertainties also include those risks and uncertainties indicated in Classover’s filings with the SEC. Classover’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by Classover in this press release is based only on information currently available to Classover and speaks only as of the date on which it is made. Classover undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Contacts

Classover Holdings Inc.

ir@classover.com

800-345-9588